FOR IMMEDIATE RELEASE

MADECO ANNOUNCES ACQUISITION OF 80% OF CEDSA S.A.

(Santiago, CHILE, February 12, 2007) Madeco S.A. ("Madeco" or "the Company") (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendence, or "SVS"):

MADECO S.A. acquired the 80% of the shares of CEDSA S.A., at the price of US$ 3.7 million, paid in cash. The agreement was reached on February 12, 2007, with the purpose to expand the Company presence in South America.

CEDSA S.A. is a Commercial Society that owns a cable factory in the city of Bucaramanga, Colombia. It has a capacity of 200 tons per month (approximately) for copper cables and 60 tons per month (approximately) for aluminum cables; furthermore, this company reaches nearly an 8% of the Colombian market share.

Along with these shares purchase, shareholders settled a commitment to carry out a capital increase of US$ 6 million, to be subscribed and paid proportionally to their respective shares. This capital increase will be destined to increase the production capacity of CEDSA S.A. in order to take advantage of the opportunities that the expansion of the Colombian economy is displaying. This operation was informed as a "Hecho Reservado" (Classified Issue) to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendence, or "SVS") on September 27, 2006.

Sincerely,

MADECO S.A.

Tiberio Dall'Olio Lenzini

CEO

--------------------------------------------------

For further information contact:

Pablo Araya Magna

Investor Relations

Tel. : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : ir@madeco.cl

Web Site : www.madeco.cl

***************

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open anonymous corporation according to Chilean law. Currently it has operations in Chile, Brazil, Peru, and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging and wrappers for mass consumer products, such as foods, sweets and cosmetics.

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today's date, including, but not limited to, changes in company strategy, or in capital spendng, or reflect the occurrence of unanticipated events.